Exhibit 99.1

                 TOWER SEMICONDUCTOR REPORTS POSITIVE EBITDA AND
                    51% QUARTER OVER QUARTER REVENUE GROWTH
                                   FOR Q4 2005

MIGDAL HAEMEK, Israel -- February 1, 2006 -- Tower Semiconductor Ltd. (NASDAQ:
TSEM; TASE: TSEM), a pure-play independent specialty foundry, today announced fourth quarter and fiscal year 2005 results. Revenues for the fourth quarter were $31.1 million, an increase of 51% compared to revenues of $20.6 million for the third quarter of 2005, and an increase of $1 million compared to revenues for the fourth quarter of 2004. The 2005 fourth quarter loss was $45.2 million, or $0.55 per share, which included depreciation and amortization expenses of $36.8 million. The 2005 third quarter loss was $55.4 million, or $0.70 per share and the 2004 fourth quarter loss was $55.7 million, or $0.71 per share, excluding a net capital gain of $32.4 million from the previously announced sale of shares of Saifun Semiconductor. Depreciation and amortization expenses for the third quarter of 2005 and for the fourth quarter of 2004 were $36.9 million and $34.9 million, respectively.

Revenues were $102 million for the 12 months ended December 31, 2005, including $8 million from a previously announced technology-related agreement, as compared with $126.1 million in 2004, which included $1.9 million from this same agreement. Loss for fiscal 2005 was $203.1 million, or $2.55 per share, including $144.9 million depreciation and amortization expenses, as compared with a loss of $170.1 million, or $2.21 per share in 2004, including $121.1 million depreciation and amortization expenses and excluding a net capital gain of $32.4 million from the previously announced sale of shares of Saifun Semiconductor.

"The company, for the first time since the Fab 2 project was initiated, achieved positive EBITDA, as well as record quarter over quarter sales growth. Positive EBITDA was an important milestone achievement as we continue to execute our growth plan. We have stronger targets in front of us in 2006 and the rate of new product qualifications from both new and existing customers, as well as the general market indicators, provide confidence that we will achieve them", said Russell Ellwanger, chief executive officer, Tower Semiconductor. "A 50% quarter over quarter growth is no small thing in any business, and can only be achieved through performance and customer trust. We will continue to build upon this throughout 2006."

Tower expects further growth in revenues for the first quarter of 2006 over the fourth quarter of 2005, and guides revenues of $33 to $35 million.

During the quarter, Tower shipped its first 0.18-micron RF-CMOS products to a new, high profile customer. In addition, the first production lot of 0.13-micron technology was shipped with good yields, demonstrating Fab 2's readiness for the 0.13-micron ramp, expected in the second quarter of 2006.

As used in this release, the term EBITDA consists of loss, according to GAAP (Generally Accepted Accounting Principles), excluding interest and financing expenses (net), tax and depreciation and amortization expenses, as well as capital gain (net) from the sale of Saifun Semiconductor shares recorded in 2004. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

Tower will host a conference call to discuss these results today, February 1, 2006, at 11 a.m. Eastern time /6 p.m. Israel time. To participate, call 1-866-229-7198 (U.S. toll-free number) or 972-3-918-0609 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally 03-918-0609. The conference call will also be web cast live at www.companyboardroom.com and at www.towersemi.com and will be available thereafter on both websites for replay for 90 days, starting at 2 p.m. Eastern time on the day of the call.

                                       ***

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process technologies from 1.0 to 0.35-micron and can produce up to 16,000 150mm wafers per month. Fab 2 features 0.18-micron and below standard and specialized process technologies and has a current capacity of up to 15,000 200mm wafers per month. Tower's website is located at www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2, (ii) having sufficient funds to operate the company and to complete Fab 2, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion that may be more severe than our expectations, (iv) operating our facilities at satisfactory utilization rates which is critical in order to cover the high level of fixed costs associated with operating a foundry, (v) our ability to meet certain of the covenants stipulated in our amended facility agreement, (vi) our ability to capitalize on increases in demand for foundry services, (vii) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab 2 and obtaining the approval of the Israeli Investment Center to expand the five-year investment period under our Fab 2 approved enterprise program, (viii) attracting additional customers, (ix) not receiving orders from our wafer partners, customers and technology providers,
(x) failing to maintain and develop our technology processes and services, (xi) competing effectively, (xii) our large amount of debt, (xiii) achieving acceptable device yields, product performance and delivery times, (xiv) the timely development, internal qualification and customer acceptance of new processes and products, and (xv) business interruption due to terror attacks, earthquakes, and other acts of God.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. Future results may differ materially from those previously reported. We do not intend to update the information contained in this release.


     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

          or

     Pacifico Inc.
     PR Agency Contact
     Mary Curtis, +1 408 293 8600
     mcurtis@pacifico.com

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                     AS OF DECEMBER 31,
                                                                   ----------------------
                                                                      2005        2004
                                                                   ---------    ---------
A S S E T S

     CURRENT ASSETS
        CASH AND CASH EQUIVALENTS                                  $   7,337    $  27,664
        DESIGNATED CASH AND SHORT-TERM INTEREST-BEARING DEPOSITS      31,661       53,793
        TRADE ACCOUNTS RECEIVABLE                                     16,776       19,286
        OTHER RECEIVABLES                                              9,043       11,365
        INVENTORIES                                                   24,376       25,669
        OTHER CURRENT ASSETS                                           1,048        1,818
                                                                   ---------    ---------
              TOTAL CURRENT ASSETS                                    90,241      139,595
                                                                   ---------    ---------

     LONG-TERM INVESTMENTS
         LONG-TERM INTEREST-BEARING DEPOSITS
           DESIGNATED FOR FAB 2 OPERATIONS                                --        5,134
                                                                   ---------    ---------

     PROPERTY AND EQUIPMENT, NET                                     510,645      609,296
                                                                   ---------    ---------

     OTHER ASSETS, NET                                                77,800       93,483
                                                                   =========    =========

              TOTAL ASSETS                                         $ 678,686    $ 847,508
                                                                   =========    =========



LIABILITIES AND SHAREHOLDERS' EQUITY

     CURRENT LIABILITIES
        CURRENT MATURITIES OF LONG-TERM DEBT                       $  21,103    $      --
        CURRENT MATURITIES OF CONVERTIBLE DEBENTURES                   6,453           --
        TRADE ACCOUNTS PAYABLE                                        59,741       65,326
        OTHER CURRENT LIABILITIES                                      8,972       10,678
                                                                   ---------    ---------
              TOTAL CURRENT LIABILITIES                               96,269       76,004

     LONG-TERM DEBT                                                  497,000      497,000

     CONVERTIBLE DEBENTURES                                           19,358       26,651

     LONG-TERM LIABILITY IN RESPECT
         OF CUSTOMERS' ADVANCES                                       59,621       64,428

     OTHER LONG-TERM LIABILITIES                                      11,012       15,445
                                                                   ---------    ---------
              TOTAL LIABILITIES                                      683,260      679,528
                                                                   ---------    ---------

     CONVERTIBLE DEBENTURES                                           25,493           --
                                                                   ---------    ---------

     SHAREHOLDERS' EQUITY (DEFICIT)                                  (30,067)     167,980
                                                                   =========    =========

              TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 678,686    $ 847,508
                                                                   =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                         YEAR ENDED            THREE MONTHS ENDED
                                                         DECEMBER 31,              DECEMBER 31,
                                                   ---------    ---------    ---------    ---------
                                                      2005         2004         2005         2004
                                                   ---------    ---------    ---------    ---------
REVENUES                                             101,991      126,055       31,063       30,065

COST OF SALES                                        238,358      228,410       58,760       66,168
                                                   ---------    ---------    ---------    ---------

          GROSS LOSS                                (136,367)    (102,355)     (27,697)     (36,103)
                                                   ---------    ---------    ---------    ---------

OPERATING COSTS AND EXPENSES

      RESEARCH AND DEVELOPMENT                        16,029       17,053        3,180        5,845
      MARKETING, GENERAL AND ADMINISTRATIVE           17,418       21,297        3,937        5,121
                                                   ---------    ---------    ---------    ---------

                                                      33,447       38,350        7,117       10,966
                                                   =========    =========    =========    =========

          OPERATING LOSS                            (169,814)    (140,705)     (34,814)     (47,069)

FINANCING EXPENSE, NET                               (35,651)     (29,745)     (10,223)      (8,838)

OTHER INCOME (EXPENSE), NET                            2,383       32,682         (135)      32,574
                                                   ---------    ---------    ---------    ---------

                LOSS FOR THE YEAR                  $(203,082)   $(137,768)   $ (45,172)     (23,333)
                                                   =========    =========    =========    =========




BASIC LOSS PER ORDINARY SHARE

      Loss per share (*) (**)                      $   (2.55)   $   (1.79)   $   (0.55)       (0.30)
                                                   =========    =========    =========    =========

      LOSS USED TO COMPUTE
           BASIC LOSS PER SHARE                    $(203,082)   $(137,768)   $ (45,172)     (23,333)
                                                   =========    =========    =========    =========


      WEIGHTED AVERAGE NUMBER OF ORDINARY
          SHARES OUTSTANDING - IN THOUSANDS (**)      79,675       77,071       82,196       78,223
                                                   =========    =========    =========    =========


(*) BASIC AND DILUTED LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP FOR THE YEAR AND THREE MONTHS PERIODS ENDED DECEMBER 31, 2005 ARE $3.06 AND $0.68, RESPECTIVELY, FOR THE YEAR AND THREE MONTHS PERIODS ENDED DECEMBER 31, 2004 ARE $2.13 AND $0.36, RESPECTIVELY.

(**) WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED TO COMPUTE THE LOSS PER
     SHARE FOR THE PERIODS PRESENTED WERE ADJUSTED TO INCLUDE THE BENEFICIAL FEATURE OF THE CONVERTIBLE DEBENTURES IN ACCORDANCE WITH ISRAELI GAAP.